SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 1 November 2005

NATIONAL GRID plc
(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  X  ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes [   ]           No [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc By: /s/ David C Forward David C Forward Assistant Secretary

Date: 1 November 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc ('NGT') 1-3 Strand, London, WC2N 5EH United Kingdom
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Update- to end of October 2005

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Recent Announcements to The London Stock Exchange:

DATE          DETAILS

11.10.05     Directors Interests - Share Incentive Plan - monthly update

11.10.05     Quest operation.

7.10.05        Legal & General notify a 4.02% interest

4.10.05        Quest operation.

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc ('NGT') 1-3 Strand, London, WC2N 5EH United Kingdom
--------------------------------------------------------------------------------------------------------

Update- to end of October 2005
--------------------------------------------------------------------------------------------------------

National Grid plc (NG)

11 October 2005

NG SHARE INCENTIVE PLAN (the "SIP")

(Notification of Directors' Interests, pursuant to Section 324(2) of the Companies Act 1985)

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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 46,578 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Friday, 7 October 2005, at a price of 529.5 pence per share, on behalf of some 2,750 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	24 Ordinary Shares	559,356 Ordinary Shares
Roger Urwin	24 Ordinary Shares	1,501,084 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid plc (NG)
11 October 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
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Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 11,152 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid plc ('NG.')

7 October 2005

Notification of Interest in NG Ordinary Shares, Pursuant to Sections
198 to 208 of The Companies Act 1985
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National Grid plc today received a further notification from Legal & General Investment Management Limited, that it had a notifiable interest in 4.02% of NG ordinary shares (109,120,233 shares) at 5 October 2005.

National Grid plc (NG)
4 October 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
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Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 42,061 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).